UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CROSS SHORE DISCOVERY FUND

(Name of Subject Company (Issuer))

CROSS SHORE DISCOVERY FUND

(Name of Filing Person(s) (Issuer))

Institutional Shares

(Title of Class of Securities)

47-1321680

(CUSIP Number of Class of Securities)

Emily Schmidt

Assistant Secretary

Cross Shore Discovery Fund

225 Pictoria Drive, Suite 450, Cincinnati, OH 45246

(513) 869-4303

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Filing Person(s))

Copy to:

Caleb C.B. DuBois

Bernstein Shur, Sawyer & Nelson

100 Middle Street

Portland, ME 04104-5029

(207) 228-7378

December 15, 2021

(Date Tender Offer First Published, Sent or Given to Security Holders)

 Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

	third-party tender offer subject to Rule 14d-1.

X	issuer tender offer subject to Rule 13e-4.

	going-private transaction subject to Rule 13e-3.

	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed with the U.S. Securities and Exchange Commission on December 15, 2021 by Cross Shore Discovery Fund (the “Fund”) in connection with an offer by the Fund to purchase Institutional Shares of the Fund (“Shares”) from shareholders of that class (“Shareholders”) in an aggregate amount of up to twenty percent (20%) of the Fund’s net asset value as of March 31, 2022 subject to the terms and conditions set out in the related Offer to Purchase and Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed with the Statement on December 15, 2021.

This is the final amendment to the Statement and it is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

(1)	Shareholders who desired to tender their Shares, or a portion thereof, for purchase were required to submit their tenders prior to 11:59 P.M., Eastern Time, on January 14, 2022.

(2)	1,481.469 Shares, which after reinvestment of dividends increased to 1,618.173 Shares were validly tendered and not withdrawn prior to the expiration of the Offer and all of those Shares were accepted for repurchase by the Fund in accordance with the terms of the Offer.

(3)	The Valuation Date of the Shares tendered pursuant to the Offer was March 31, 2022.

(4)	Payment of the repurchase price was made in the form of promissory notes issued to the Shareholders whose tendered Shares were accepted for repurchase by the Fund. On May 4, 2022 the Fund paid such Shareholders $130,473.29 representing the amount payable under the promissory notes.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

2

CROSS SHORE DISCOVERY FUND

By: /s/ Neil Kuttner_________________________
Name: Neil Kuttner
Title: President, Principal Executive Officer

May 6, 2022

Exhibit

Filing Fee Table

3